

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2020

David T. Pearson
Chief Financial Officer
Vonage Holdings Corp.
23 Main Street
Holmdel, NJ 07733

      Re: Vonage Holdings Corp.
          Form 10-K for Fiscal Year Ended December 31, 2019
          Filed February 21, 2020
          Form 8-K
          Filed February 18, 2020
          File No. 001-32887

Dear Mr. Pearson:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Technology